SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

COHEN & STEERS ACTIVE COMMODITIES FUND, INC.

Exact Name of Registrant

NOTIFICATION OF ELECTION

Cohen & Steers Active Commodities Fund, Inc. (the “Fund”), an open-end investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by an interest holder of record as provided by Rule 18f-1 under the 1940 Act (the “Rule”). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on April 10, 2014.

COHEN & STEERS ACTIVE COMMODITIES FUND, INC.

By:	/s/ Francis C. Poli
Francis C. Poli
Secretary

Attest:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary